6/19.

02042044

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Landesbank Rheinland Pfalz

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4930 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/21/02

LRP 2001

Independent position in the market

Quality of services

Market leader in Rheinland-Pfalz

Strategic cooperation within the savings banks organization

A business policy designed to adding value

Commitment and management culture



1997
1998
1999
2000
2001
80
70
60
50
40
30
20
10

Business volume
LRP Group
€ billions

- Other assets
- Securities
- Claims

KEY FIGURES FOR THE PAST FIVE YEARS

Group	1997	1998	1999	2000	2001
€ millions					
Balance sheet total	46,616	54,733	60,194	63,871	**69,809**
Claims	33,468	36,460	37,860	39,154	**44,284**
Securities	9,858	14,722	18,558	20,863	**21,511**
Liabilities	24,762	31,466	31,738	29,972	**32,847**
Certificated liabilities	16,571	17,747	22,121	27,330	**29,959**
Capital funds	1,795	1,895	2,480	2,610	**3,030**
Operating profit	138	143	178	193	**157**
Net income for the year	64	67	78	96	**100**
Employees	1,993	2,050	2,053	1,998	**2,034**

	%
Return on Equity	**16.4**
Cost-Income Ratio	**52.3**
Principle I Ratio	**10.2**
BIS Equity Ratio	**9.9**



300
250
200
150
100
50
1997
1998
1999
2000
2001

Development of operating profit
LRP Group
€ millions

- Operating profit before risk provisions
- Operating profit after risk provisions
- Net income for the year
- Distribution

Long-term ratings	
Moody's	**Aa1**
Standard & Poor's	**AA**
Fitch/IBCA	**AAA**
Japan Credit Rating Agency/JCRA	**AAA**
Pfandbrief ratings	
Moody's	**Aaa**
Standard & Poor's	**AAA**

Development of money market and capital market rates

%

- Capital market
- Money market



14
12
10
8
6
4
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Contents

“Building on a business policy designed to add value, we seek to cooperate closely with the savings banks organization in order to consolidate and expand our position as the market leader in Rheinland-Pfalz, our core market. We thereby create the prerequisites for broadening our equity capital base which is the key to our future.”

Preface by the Managing Board

Ladies and gentlemen, dear business friends,

Despite the highly challenging environment facing the world's financial institutions during fiscal 2001, we managed to generate what is still a satisfactory result. Our increased operating profit contrasted with clearly higher risk provisioning necessitated by the critical risk situation both in the domestic and international markets. Having increased slightly to € 100 million, our net income supports payment of an unchanged net dividend of 7 % as well as significant allocations to Group reserves. During the year we helped raise the appeal of Rheinland-Pfalz in our capacity as a financing institution, as a partner to the savings banks, as an important tax payer, as an employer offering qualified jobs and professional training and as a corporate citizen committed to its social environment.

International financial markets were shaken by a worldwide economic slump in the wake of September 11, a number of spectacular company failures as well as the state crisis in Argentina. As a result, the ongoing structural adjustment process in the German banking industry was exacerbated. The changes imposed by Brussels on public-law banks' liable capital structures represent a historic break. These developments not only drastically changed the basis for the operative planning for the past business year but also the parameters for our future business operations.

Since we are committed to shaping our future based on our own resources, we will move forward on our current path with even more determination. Benefiting from our stable shareholder structure, we will focus on clearly defined core competencies as well as on our stringent profit orientation in order to be an efficient partner to our domestic and international customers, offering sophisticated investment, financing and consulting concepts. In particular, we have strengthened our investment banking profile for the benefit of our medium-sized customers. Our strategic cooperation with the savings banks in Rheinland-Pfalz continues to play an eminently important role in this context.

Together with our dedicated employees, we will continue to work for our customers' and our bank's success. We will do everything to justify the trust placed in us.

Yours sincerely

Dr. h. c. Klaus G. Adam   Dr. Friedhelm Plogmann   Werner Fuchs   Paul Kurt Schminke

The market for financial services is characterized by global and structural changes as well as above-average growth. We seek to expand our investment banking activities in order to further strengthen our independent position in this marketplace.

We create value for our customers by ensuring the excellent quality of our services at competitive terms. As a specialist among Germany's universal banks, we see ourselves as a relationship bank particularly for medium-sized companies.

As we continue to develop a management culture based on the principle of collegiality, our employees benefit from a transparent environment which encourages their commitment to targets and objectives as well as lifelong learning.

MARKET

QUALITY

COMMITMENT

Statement of Financial Condition of LRP and the Group

Worldwide Economic Slump

Starting in the USA, the global economic situation progressively deteriorated through the course of 2001. The attacks of September 11 further depressed sentiment in the corporate sector, accelerating the downturn in capital spending and gravely affecting certain industries. As unemployment started to rise again, consumer households also adopted a more pessimist view inducing a weakness in consumer spending as well. Average annualized GDP growth in the Euro zone was down to only 1.5 % in real terms and came to as little as 0.6 % in Germany. The dramatically deteriorated economic situation heightened companies' susceptibility to insolvency, leading to a series of spectacular company failures on a global scale. At the same time, the international risk situation was exacerbated by the heightening economic and financial crisis in Argentina.

While the US central bank responded to the economic slump quite early and started to cut its rates aggressively, the ECB remained hesitant well into late summer. A first cut of 25 basis points in May was followed by a series of cuts which started in late August and eventually totalled 125 basis points. Up until early November, the longer term yields in the bond market drifted considerably lower with major fluctuations. By year-end, they were back to their January levels on hopes of an economic recovery. The yield structure, which initially was slightly inverted, normalized through the course of the year. The underlying trend in the stock market pointed downwards, even though the dramatic slump in the wake of September 11 was followed by a clear recovery. The foreign exchange markets also look back on a highly volatile year; while the Euro recovered temporarily, the generally anticipated appreciation failed to materialize.


5.5
5.0
4.5
4.0
3.5

Development of the interest-rate pattern 2001

- Federal government bonds ("Bunds") with a maturity of ten years
- Three month money


1997
1998
1999
2000
2001
20
15
10
5

Return on Equity

LRP Group

%


1997
1998
1999
2000
2001
55
50
45
40

Cost-Income Ratio

LRP Group

%

The weakness in the global economy and in the capital markets not only had a dramatic impact on financial institutions' profitability in 2001 but also laid bare the structural problems facing the German banking industry. This setting suggests an accelerated process of change which will have significant consequences particularly on the members of the savings banks organization, in the light of the changed liability arrangements.

LRP Group Profit Still on a Satisfactory Level

LRP's profitability in the difficult financial year 2001 was more than ever before affected by a challenging environment. Thanks to its profit-oriented business policy, the Bank was nevertheless able to report a still satisfactory Group result. While the Return on Equity fell short of our ambitious target (16.4 %), our Cost-Income Ratio improved to 52.3 %, taking us a step closer to our medium-term target of 50 %.

The Group's results primarily reflect the performance of the parent bank, LRP. The results of Landes-Bausparkasse Rheinland-Pfalz (LBS) are consolidated in the Bank's 2001 financial statements. It is shown as a separate business division and prepares separate financial statements. The statement of financial condition illustrates the Group's development. The attached tables show the corresponding figures concerning the development of the Bank's business volume and earnings.

The following companies have been fully consolidated in the Group's financial statements:

- Landesbank Rheinland-Pfalz International S.A., Luxembourg (LRI),
- LB Rheinland-Pfalz Finance B.V., Amsterdam,
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz,
- first-time consolidation in fiscal 2001: LRP Capital GmbH, Mainz.

The Bank's 25 % stake in Westdeutsche ImmobilienBank Group, Mainz, has also been included in the Group's financial statements.

Clearly Improved Net Interest Income

Compared to the previous year (€ 360.1 million), the Group's net interest income increased by € 23.1 million to € 383.2 million. This improvement by just under 6.4 % was achieved both through higher volumes and a firm focus on margins in new and renewed business. The return of a steeper yield curve also created potential for profit-enhancing maturity transformation deals.

Net Commission Income Reflects Sluggish Stock Market

At € 67.7 million, net commission income came in clearly below expectations. The decline by approx. 20 % on the previous year was due to dramatically lower securities transaction volumes caused by the uncertainty in the capital markets. The result was partly stabilized by the income generated in our capacity as a depositary bank for institutional clients' special funds. In contrast, the heavy fall in prices in the stock markets meant that commission income in the IPO segment did not nearly come close to the level contributed in the previous year.

Gratifying Growth of Income from Trading Activities

Net profit on financial transactions rose to € 21.3 million (previous year € 14.7 million). While results declined particularly in the volatile stock market, income from trading in interest rate products and the result from foreign exchange transactions made positive contributions of € 19.3 million and € 3.5 million, respectively.

Statement of Income of the Group

	31 Dec. 2001	31 Dec. 2000	Changes
	€ millions	€ millions	%
Net interest income	**383.2**	360.1	6.4
Net commission income	**67.7**	87.4	- 22.5
Net income from trading activities	**21.3**	14.7	44.9
General administrative expenses	**264.4**	254.0	4.1
Other operating expenses/income	**35.5**	16.0	121.9
Operating profit before risk provisions/ adjustments	**243.3**	224.2	8.5
Risk provisions/adjustments	**86.8**	31.3	177.3
Operating profit	**156.5**	192.9	- 18.9
Profit-related taxes	**56.5**	95.1	- 40.6
Extraordinary expenses	**0.0**	2.3	- 100.0
Net income for the year	**100.0**	95.5	4.7

Moderate Increase of Administrative Expenses

Compared to the previous year, administrative expenses rose by 4.1 % to € 264.4 million. This increase reflects investment both in technical facilities and human resources required to strengthen our market position and to implement major projects undertaken to comply with the new regulatory environment. Strict cost management helped to keep the increase at a relatively low level considering the magnitude of the projects. Personnel expenses increased by 3.4 % to € 162.3 million. Operating expenses including depreciation on fixed assets amounted to € 102.2 million representing a 5.4 % increase over the previous year.

Improved Operating Profit

The balance of other operating expenses/income came to € 35.5 million. A significant contribution to this item came in the form of non-recurrent operating profit at LBS resulting from the write-back of provisions. At € 243.3 million, the operating profit was up 8.5 % on the previous year's value.

Clear Increase in Risk Provisions

Risk provisions and other adjustments amounted to € 86.8 million, compared to € 31.3 million in the previous year. This included net credit risk provisions of € 53.4 million. Gross allocation to individual value adjustments amounted to € 105.2 million and mainly reflected the higher domestic and international counterparty risks resulting from the deteriorated economic environment as well as higher provisions for certain country risks within the fiscal framework.

The special item with partial reserve character created in 1999 under the German Tax Relief Act was reduced by € 8.6 million this year. As a general rule we adhered to the conservative valuation policy applied in the previous years and set aside provisions for all discernible risks.

Statement of Income of the Landesbank

	31 Dec. 2001	31 Dec. 2000	Changes
	€ millions	€ millions	%
Net interest income	**296.1**	295.4	0.2
Net commission income	**48.5**	66.8	- 27.4
Net income from trading activities	**4.7**	10.2	- 53.9
General administrative expenses	**221.0**	215.7	2.5
Other operating expenses/income	**32.6**	10.0	225.0
Operating profit before risk provisions/ adjustments	**160.9**	166.7	- 3.5
Risk provisions/adjustments	**51.0**	2.5	-
Operating profit	**109.9**	169.2	- 35.0
Extraordinary result	**0.0**	2.4	- 100.0
Profit-related taxes	**43.9**	83.7	- 47.6
Net income for the year	**66.0**	83.1	- 20.6

Slightly Improved Net Income

At € 156.5 million, operating profit remained well below the previous year's figure (€ 192.9 million). This decline and the reduction of the corporate income tax rate combined to reduce the tax charges to € 56.5 million. Group net income thus came to € 100.0 million.

The Bank's net income amounted to € 66.0 million. Pursuant to the Bank's statutes, € 6.6 million were allocated in advance to its reserves, leaving € 59.4 million available. The proposal for the allocation of profits calls for € 18.6 million (7.0 %) to be distributed as a net dividend to the owners. € 40.8 million will be added to the Bank's reserves, while € 35 million have been allocated to LRI's reserves from retained earnings, increasing total Group reserves by € 82.4 million.

Balance Sheet of the Group

	31 Dec. 2001	31 Dec. 2000	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**19,880.8**	16,297.0	22.0
Claims on customers	**24,402.9**	22,856.7	6.8
Securities	**21,510.7**	20,862.7	3.1
Equity investments	**166.3**	145.1	14.6
Trust assets	**2,367.7**	2,419.2	- 2.1
Other assets	**1,480.2**	1,290.2	14.7
Liabilities			
Liabilities to banks	**22,177.0**	20,386.1	8.8
Liabilities to customers	**10,670.5**	9,585.8	11.3
Certificated liabilities	**29,959.2**	27,329.9	9.6
Trust liabilities	**2,367.7**	2,419.2	- 2.1
Capital	**3,029.5**	2,609.5	16.1
Other liabilities	**1,604.7**	1,540.4	4.2
Balance sheet total	**69,808.6**	63,870.9	9.3
Contingent liabilities	**1,890.9**	1,348.6	40.2
Other liabilities	**5,813.6**	5,938.8	- 2.1
Business volume	**77,513.1**	71,158.3	8.9

Solid Volume Growth

The Group's total assets grew by 9.3 % to € 69.8 billion in the year under review. Accounting for 85 % (previous year 87 %) of consolidated total assets, LRP dominated the development of the entire Group. The fact that LRP's share in the Group's consolidated total assets declined by 2 % is due to the transfer of part of the business conducted by our Luxembourg branch to LRI Luxembourg (effective 30 June 2001). The Group's total business volume totalled € 77.5 billion on the balance sheet date, which represents an 8.9 % increase over the previous year.

Balance Sheet of the Landesbank

	31 Dec. 2001	31 Dec. 2000	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**19,580.2**	14,293.5	37.0
Claims on customers	**19,884.0**	19,841.2	0.2
Securities	**15,656.0**	17,722.5	- 11.7
Equity investments	**574.4**	379.5	51.4
Trust assets	**2,365.0**	2,414.8	- 2.1
Other assets	**1,300.4**	1,065.1	22.1
Liabilities			
Liabilities to banks	**14,629.5**	14,187.4	3.1
Liabilities to customers	**10,585.4**	9,886.8	7.1
Certificated liabilities	**27,564.2**	25,395.7	8.5
Trust liabilities	**2,365.0**	2,414.8	- 2.1
Capital	**2,786.8**	2,428.5	14.8
Other liabilities	**1,429.1**	1,403.4	1.8
Balance sheet total	**59,360.0**	55,716.6	6.5
Contingent liabilities	**1,603.9**	1,127.9	42.2
Other commitments	**5,036.6**	5,312.2	- 5.2
Business volume	**66,000.5**	62,156.7	6.2

Capital funds (Group)

	31 Dec. 2001 € millions
Core capital	
Subscribed capital	
a) Share capital	265.9
b) Silent participations	452.5
Reserves from retained earnings	646.8
Fund for general banking risks	150.0
Further elements of capital	
Subordinated liabilities	909.9
Profit participation capital	509.7
c) Equalizing items for shares or other shareholders	0.4
d) Group profit	94.3
Total	3,029.5

Expanding Credit Volume

Credit volume increased by 10.6 % to € 62.6 billion in fiscal 2001. This includes loans as well as securitized claims, guarantees and irrevocable credit commitments. While claims on banks and claims on customers increased by 22.0 % and 6.8 %, respectively, securitized claims and undrawn irrevocable credit commitments stood at € 10 billion and € 5.8 billion, respectively, which is more or less on a par with the previous year (€ 6.0 billion).

Long-term loans with residual maturities of more than five years accounted for roughly a third of the loan portfolio.

Claims on customers grew by 6.8 % to € 24.4 billion. At € 13.2 billion, public-sector loans and mortgage loans accounted for more than 50 % of the total credit volume.

Claims on banks grew by 22.0 % to € 19.9 billion, reflecting significant growth of interbank business. Medium-term and long-term loans to banks grew by 14.3 %. Total exposure to the savings banks in Rheinland-Pfalz increased by 12.1 % to € 6.5 billion.

Slight Increase in the Securities Portfolio

The Group's securities portfolio was expanded by 3.1% to € 21.5 billion, with the emphasis on securities from issuers with a high credit standing in particular, by sovereigns and corporates. As in the previous years, the portfolio primarily comprises DM- or €-fixed-rate securities with residual maturities of less than five years. Floaters accounted for over one third of the portfolio.

On the balance sheet date, securities held in the investment portfolio totalled € 11.0 billion, securities held as liquidity reserve amounted to € 10.0 billion and the trading portfolio accounted for € 0.5 billion. Unrealized valuation reserves in the securities portfolio increased to € 358.5 million.

Securities classified as current assets, i.e. the trading portfolio and the liquidity reserve, are valued according to the strict lower of cost or market principle. Interest-induced write-offs on securities held in the investment portfolio are limited to the redemption value; write-ups are limited to the redemption value or the lower acquisition costs.

31 Dec. 2000	Changes
€ millions	€ millions
265.9	0.0
229.8	222.7
571.9	74.9
76.7	73.3
909.8	0.1
467.1	42.6
0.5	- 0.1
87.8	6.5
2,609.5	420.0

Issuing Activity Expanded

Our on-balance sheet business was funded by own issues as well as by liabilities to banks and customers. Certificated liabilities were the most important funding source in the year under review, increasing to € 30.0 billion. In line with our diversified funding strategy, we placed a considerable portion of our new issues in the international capital markets. Liabilities to banks increased by 8.8 %. Deposits made by the savings banks in Rheinland-Pfalz contained therein increased to € 2.7 billion. Liabilities to customers rose by 11.3 % to € 10.7 billion.

Clear Increase in Capital Funds

In fiscal 2001, we expanded the Group's total capital funds by € 420.0 million to € 3,029.5 million. Our capital base was increased by € 222.7 million through the placement of silent participations with the Rheinland-Pfalz savings banks and a number of insurance companies. Placements with domestic and international investors also increased our subordinated liabilities and the profit participation capital by € 42.6 million. In addition, we re-designated provisional reserves worth € 73.3 million (set aside under § 340f HGB) to the fund for general banking risks.

On the balance sheet date, the liable capital funds as defined in the German Banking Act amounted to € 2,768.6 million. As in the previous years, we did not create any new valuation reserves for securities and real estate. Equity will amount to € 2,992.2 million following the formal adoption of the annual accounts.

On the balance sheet date, the Group's aggregate capital ratio according to Principle I of the German Banking Act stood at 10.2 %; the BIS ratio calculated in accordance with the rules of the Bank for International Settlements amounted to 9.9 %.

Refined Risk Controlling and Risk Management

Effective risk management is key to our business success. This is why risk management forms an integral element of our business strategy. All risk management tools and activities are based on clearly defined limits providing a reliable basis for the best possible allocation of risk capital within the framework of a consistent risk control policy.

The term **counterparty risk** denotes the risk of business partners failing to meet their obligations. These risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.

Targeted Expansion of Counterparty Risk Monitoring and Control

LRP has long cultivated a risk management culture which encourages the ongoing development of advanced methods for monitoring and managing counterparty risks. This commitment long predates the current debate about the planned new equity capital regulations. As a result, our preparations for Basel II are being facilitated by our existing processes and systems. Apart from constantly refining, in particular, our rating systems, our limit systems as well as our portfolio control and collateral management systems, we are currently working with our alliance partners on additional internal rating processes such as a rating for commercial real estate exposures. Rating information will thus be available to underpin decisions in all relevant business segments in the future.

LRP currently uses its own segment-specific rating systems to assess its exposure to corporates and financial institutions as well as to determine the country risks. These internal systems provide the basis for numerous management and control instruments from margin calculation to single-borrower limits and borrower group limits, the usage of which is measured on a daily basis. In addition, the ratings are combined with the statistically relevant probabilities of default within the individual rating categories in order to calculate a key parameter for the management of our lending portfolios.

The processes in place at LRP already comply to a great extent with the regulatory requirements laid down in Basel II with regard to internal rating systems. Our ratings are based on numerous historic and forward-looking factors which are assessed in a transparent way both in qualitative and quantitative terms. Special importance is attached to borrowers' future viability which is a function of their risk/reward profile. Ratings also reflect the economic environment - particularly in terms of the competitive situation and the general development in the sector. Ratings are reviewed and, where required, immediately adjusted, at least once per year. The internal auditing department verifies the proper application of the rating process at regular intervals. Microeconometric analyses of our current rating processes suggest a high statistical significance of the risk indicators used in the calculation of our ratings.

To determine the statistical probability of default, LRP traditionally used a definition of defaults based on actual value adjustments or provisioning (in the case of guarantees and external commitments). Thanks to this long-standing practice, LRP can today draw on sufficient historical data which form the basis for calculating margins and modelling credit portfolios. Statistical analyses of the time series have validated the forecasting accuracy of the LRP ratings. The counterparty risk definition was adjusted to the new, more comprehensive reference definition stipulated under Basel II during the period. This allowed LRP to start compiling the historical default data necessary to calculate the capital required to support market exposures based on internal ratings.

The Group-wide country risk control is based on the net country risk exposure taking into consideration economic dependencies among individual borrowers as well as collateral and guarantees. The individual states are assigned country limits reflecting both the country rating and the amount of the gross national product. This approach takes into account the risk aspects and the business potential at the same time. 2001 saw the launch of a newly developed intranet-based system which calculates the Bank's country risk exposure and offers improved information compared to the previous system. The country risks are controlled by a country risk committee which determines the country limits within a framework set by the Board, monitors them on an ongoing basis and makes adjustments in the light of changes in terms of a country's credit worthiness or economic strength.

LRP uses an analytical and actuarial process based on the in-house CRASS (Credit Risk Analytics System) software to quantify the risk of counterparty default for portfolio management. Various indicators such as the "expected loss" and the "value at risk" are regularly calculated both for LRP's corporate business and for LRI. In addition, these indicators are broken down by individual exposures in order to identify the key risk drivers in the portfolios and to ensure early recognition of potential risk clusters as well as vertical risk concentrations in certain sectors of the economy.

The methods and systems used for these purposes are constantly being refined based on the most recent advances in scientific research and IT development. To further improve the underlying methodologies, LRP maintains close relations with the Center of Finance and Risk (CoFaR) at Johannes Gutenberg University (Mainz) and Fraunhofer-Institut für Techno- und Wirtschaftsmathematik (Kaiserslautern).


25
20
15
10
5
02.01.2001
16.01.2001
30.01.2001
13.02.2001
27.02.2001
13.03.2001
27.03.2001
10.04.2001
24.04.2001
08.05.2001
22.05.2001
05.06.2001
19.06.2001
03.07.2001
17.07.2001
31.07.2001
14.08.2001
28.08.2001
11.09.2001
25.09.2001
09.10.2001
23.10.2001
06.11.2001
20.11.2001
04.12.2001
18.12.2001
VaR
Clean Backtest

Value-at-Risk (VaR) and backtesting results through all market risk categories

Bank

All conceivable risks were provided for through value adjustments on accounts receivables (including guarantees and letters of credit). In the year under review, the Group's risk provisions for individual and country risks amounted to € 478.6 million representing an increase of 12.2 % over the previous year. € 378.5 million thereof were related to individual risks and € 100.1 million to country risks. Additionally, the Group has set aside a general charge for bad and doubtful debt amounting to € 77.4 million. Calculated in accordance with the relevant tax regulations, the ratio of general provisions made for domestic business stood at 0.304 %.

The Group's overall loan loss ratio (including guarantees and letters of credit) calculated on the basis of direct write-offs and risk provisions used up amounted to 0.25 %.

Proven Management of Market Risks

Market risks are interest rate risks, exchange rate risks and other price risks, especially risks resulting from equities, equity derivatives and the related special options risks as well as funds.

The risk aversion factor is an expression of the risk preference, indicating what portion of the annual risk capital is made available for the assumption of daily risks.

Triggered by economic crises and terrorist activities, the volatility in the capital markets highlighted the importance of monitoring, measuring and controlling the market risks with a minimum time-lag. This challenge was once again met by our trade-independent risk controlling system which allows for consistent management of market risks both in our trading portfolio and in our investment portfolio.

All positions bearing market risks are reassessed on a daily basis and charged to the risk limits in the light of the risk-bearing potential. A fixed risk aversion factor is used to break down the annual risk capital into a daily risk limit.

We apply the quantitative standards stipulated by the BIS/Basel Committee on Banking Supervision to calculate the VaR amounts for market risks. These are historic market price changes over a period of 250 days, a confidence level of 99 % as well as a holding period of one day. In addition to a holding period of one day, we apply an effective holding period of ten days to assess the risk of strategic positions. The historical simulation which we use as a statistical risk calculation model for the interest rate risks on our trading book has been officially approved by the supervisory authority. The market risks as well as the resulting profits and losses are part of a daily risk reporting system. In addition, the Managing Board is regularly informed about the current risk situation and the forecast quality of our internal model. To verify the forecast quality of our model, we compare the calculated VaR amounts with the actual results. We use a clean backtest, which means that the trading portfolio is frozen at the time of closing and revalued using the market data of the next trading day.

The economic results of the individual market risk areas are correlated with the respective VAR and the risk capital charges in order to assess the success of the individual areas more accurately. The results of these RORAC calculations form the basis for the annual allocation of limits.

RORAC
Return On Risk Adjusted Capital: ratio of profit contributions to risk capital employed.

We apply stress scenarios based on long historic time series to identify the greatest historical loss for the current portfolio. These stress scenarios are based on an observation period of ten days. We also conduct worst-case analyses to simulate the impact of hypothetical price movements in fictitious extreme situations.

Liquidity Ensured at All Times

The short-term and long-term cash management activities of our Treasury department ensure that all regulatory requirements on liquidity are met. The new liquidity principle was complied with at all times. As per year-end, our liquidity ratio stood at 1.51 (regulatory minimum ratio 1.0). In addition to regulatory liquidity control, LRP uses risk limits as well as product and market-related limits to control liquidity risks.

Market risk potential and results from trading transactions (LRP Group)

	Market risk potential at year-end		Daily-average market risk potential		Net profit or loss from trading transactions	
€ millions	**2001**	2000	**2001**	2000	**2001**	2000
Trading transactions	**7.0**	5.9	**6.8**	6.2	**21.3**	14.7
- involving interest-related products	**5.5**	3.1	**4.6**	3.7	**19.3**	12.0
- involving currency-related products	**0.6**	1.8	**1.3**	1.7	**3.5**	- 9.1
- involving equities and index-related products	**0.9**	1.0	**0.7**	0.8	**- 1.5**	11.8

Systematic Recording of Operational Risks

In accordance with Basel II, LRP defines **operational risks** as losses which may potentially be caused by human error, inappropriate internal processes or systems, or external events.

Given that operational risks are directly and inseparably linked to the business operations, they are managed directly by LRP's operating units which are supported by the Bank's risk controlling specialists. Apart from developing and implementing sophisticated risk models and methods, the latter primarily coordinate the activities of the decentralized risk managers.

Operational risks have received greater attention in the banking industry in particular against the background of the new Basel provisions on capital required to support market exposures. For the first time ever, operational risks are treated as a separate form of risk which attracts capital charges and needs to be managed appropriately.

Methods covering both quantitative and qualitative aspects are currently being implemented on a group-wide basis in order to measure and control this type of risk. ORC, short for Operational Risk Center, is the name of a software developed to provide technical support. All actual risk events are recorded in a central database by the operating units. This database provides information on the effectiveness of the risk management process and helps assess the quality of defined risk profiles and risk indicators. As a result, informed decisions can be taken when it comes to implementing LRP's risk strategy.

Process and security analyses are used to identify weak points in our business processes and IT systems. Technological risks are mitigated by our system platforms, business continuity plans and contingency tests as well as related system documentation. Legal risks are limited by the development and monitoring of standards for contracts and agreements as well as by close monitoring of concrete transactions.

Risk-oriented Audit Approach of the Internal Auditing Department

Our internal auditing department is an integral part of our risk monitoring system. To recognize potential weaknesses and undesirable developments early on, it audits all operating and business processes of the Bank and the Group independently of the respective processes, taking the extent and amount of recognizable risks into account.

Outlook

We expect a somewhat brighter economic environment for the current financial year. At the same time, the number of corporate insolvencies is expected to increase as well. Against this background, the US central bank and later also the ECB are likely to cautiously increase their key interest rates. As for the capital markets, a moderate rise in interest rates is to be expected once the level and the structure of the yield curve has returned to normal. All in all, we do not expect any significant easing of the risk situation in our banking environment, with the structural problems of the banking sector persisting.

In addition to the adjustment measures required of the German banking sector as a whole, the public-law banks face a particular challenge. According to the 17 July 2001 agreement with the EU Commission, the guarantee obligation will be abolished following a 4-year transitional period and the maintenance obligation will be replaced by a relationship and their respective shareholders similar to a relationship between a private shareholder and his company. On 26 February 2002, the state government of Rheinland-Pfalz initiated the legislative procedure required to amend the Savings Banks Act. The proposed legislation is based on the nationwide recommendation drafted jointly by state representatives and a working group representing the Federal Finance Ministry in consultation with the DSGV.

Following the agreement reached with the EU Commission regarding the timely fulfilment of the Landesbanks' existing obligations, clear rules are in place for the old obligations already outstanding as well as for any obligations entered into during the transitional period. These rules will also be taken into account in the proposed legislation. The amended act also provides for a change of the liability basis but will leave the public-law status intact.

The changes occurring in the market and the structural changes have been taken into account in our business strategy considerations. Given that our strategies are aimed at maintaining and strengthening the savings banks organization in Rheinland-Pfalz, all our activities are geared towards high profitability, lean cost structures and appropriate capital ratios which are prerequisite to a good rating. Therefore, we will target a Capital Adequacy Ratio for internationally active banks (BIS Ratio) of more than 10 %, a Cost-Income Ratio (CIR) of 50 % max. as well as a Return on Equity (ROE) of at least 15 % in the medium term.


30
20
10
0
-10
-20
-30
1997
1998
1999
2000
2001
Situation
Expectations

Economic expectations in Germany brighter

ifo business climate

Report of the Supervisory Board

Throughout the year under review, the Managing Board kept the Supervisory Board of Landesbank Rheinland-Pfalz and the committees composed of its members regularly informed on the Bank's business situation and overall development. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave their approval to transactions where required.

As of 20 March 2001, the Chairmanship of the Supervisory Board was transferred in rotation from Hans Otto Streuber, President of the Savings Banks and Giro Association of Rheinland-Pfalz, to Heinrich Haasis, President of the Savings Banks Association of Baden-Württemberg. The Supervisory Board appointed Hans Otto Streuber one of its Vice Chairmen.

With the retirement of Dr. h. c. Friedel Neuber, former Chairman of the Managing Board of Westdeutsche Landesbank Girozentrale, from the Supervisory Board, his successor in office, Jürgen Sengera, took on his mandate on the Supervisory Board of Landesbank Rheinland-Pfalz - Girozentrale - as of 1 October 2001 and was elected one of its Vice Chairmen by the Supervisory Board. Michael W. Schmidt, Chairman of the Managing Board of Sparkasse Worms, was appointed successor of Werner Severin, former Chairman of the Managing Board of Sparkasse Ludwigshafen on the Supervisory Board, as of 24 August 2001.

The 2001 annual accounts were audited by PwC Deutsche Revision Aktiengesellschaft/Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition.The auditors certified without qualification that the 2001 annual accounts comply with the legal requirements and that the statement of financial condition complies in full with the annual accounts. The Supervisory Board has taken note of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination.The Supervisory Board has approved the annual accounts and the annual report.

Of the Bank's net income of € 66.0 million € 6.6 million has been allocated in advance to the reserves of LRP.

The Managing Board proposes that the remaining net profit of € 59.4 million be allocated as follows:

1. € 40.8 million to the Bank's reserves from retained earnings.
2. € 18.6 million distributed as dividend to the Bank's shareholders.

The Supervisory Board approves the Managing Board's proposals regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualification.The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 22 May 2002

Chairman of the Supervisory Board

Heinrich Haasis

President of the
Savings Banks Association of
Baden-Württemberg

Report of the Guarantors' Meeting

During the year under review, the Guarantors' Meeting performed its tasks in compliance with the laws and the Bank's statutes. It was kept regularly informed on the Bank's situation, on general questions pertaining to business policy and on the Bank's equity investments.

As of 20 March 2001, the Chairmanship of the Guarantors' Meeting was transferred in rotation from Dr. h. c. Friedel Neuber, former Chairman of the Managing Board of Westdeutsche Landesbank Girozentrale, to Hans Otto Streuber, President of the Savings Banks and Giro Association of Rheinland-Pfalz.

With the retirement of Dr. h. c. Neuber from the Managing Board of Westdeutsche Landesbank Girozentrale, his successor in office, Jürgen Sengera, was appointed member of the Guarantors' Meeting of Landesbank Rheinland-Pfalz – Girozentrale – as of 1 October 2001. By transferring the mandate of the retired Minister of State, Günther Einert, who left with effect from 30 September 2001, Dr. h. c. Neuber will continue his work in the Guarantors' Meeting.

By resolution of 22 May 2002, the Guarantors' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2001, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2001 business year were formally ratified.

Mainz, 22 May 2002

Chairman of the

Guarantors' Meeting

Hans Otto Streuber

President
of the Savings Banks and
Giro Association of Rheinland-Pfalz

FACTS

Financial statements Landesbank Rheinland-Pfalz – Group

Financial statements Landesbank Rheinland-Pfalz

Balance Sheet of the Group as at 31 December 2001

Assets

			€ thousands	€ thousands	€ thousands	31 Dec. 2000 € thousands
Cash reserve						
a) cash on hand				2,641		5,335
b) balances with central banks				188,899		209,037
including: with Deutsche Bundesbank	€ thousands	145,632				194,450
c) balances on postal giro accounts				47		12
					191,587	214,384
Claims on banks						
a) payable on demand				2,584,561		1,086,674
b) other				17,296,192		15,210,275
					19,880,753	16,296,949
including: building loans of Landes-Bausparkasse	€ thousands	458				553
Claims on customers					**24,402,939**	22,856,744
including: secured by mortgages	€ thousands	4,207,132				4,116,601
loans to public authorities and entities organized under public law	€ thousands	8,980,383				8,270,159
building loans of Landes-Bausparkasse	€ thousands	1,931,685				1,895,824
Bonds and other fixed-rate securities						
a) money market instruments						
aa) of public institutions			26			0
ab) of other issuers			248,019			2,202,198
				248,045		2,202,198
b) bonds and notes						
ba) of public institutions			2,579,966			2,892,840
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	1,740,023				1,657,950
bb) of other issuers			17,663,561			14,714,445
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	11,026,405				6,722,464
				20,243,527		17,607,285
c) bonds and notes issued by the Bank				375,276		455,840
					20,866,848	20,265,323
principal amount	€ thousands	364,395				422,573
Shares and other non-fixed-rate securities					**643,840**	597,432
Equity investments in non-affiliated companies					**164,562**	142,173
including: banks	€ thousands	76,668				83,497
financial services institutions	€ thousands	250				250
associated companies	€ thousands	34,416				30,022
Equity investments in affiliated companies					**1,769**	2,972
including: financial services institutions	€ thousands	127				127
Trust assets					**2,367,705**	2,419,250
including: trust loans	€ thousands	2,367,705				2,417,923
Equalization claims on public authorities and entities including bonds and notes issued in substitution thereof					**6,482**	56,914
Intangible assets					**15,009**	16,755
Fixed assets					**156,569**	153,860
Other assets					**1,042,478**	770,605
Deferred items					**68,015**	77,551
Total assets					**69,808,556**	63,870,912

Liabilities

				31 Dec. 2000
	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks				
a) payable on demand		1,332,581		2,050,416
b) with agreed maturity or period of notice		20,826,125		18,317,456
c) savers' deposits of Landes-Bausparkasse		18,252		18,215
			22,176,958	20,386,087
Liabilities to customers				
a) savings deposits and savers' deposits of Landes-Bausparkasse				
aa) savers' deposits of Landes-Bausparkasse	1,646,764			1,562,418
ab) savings deposits with agreed period of notice of three months	10,062			10,783
ac) savings deposits with agreed period of notice of more than three months	1,737			2,105
		1,658,563		1,575,306
b) other liabilities				
ba) payable on demand	1,660,534			1,593,525
bb) with agreed maturity or period of notice	7,351,397			6,416,945
		9,011,931		8,010,470
			10,670,494	9,585,776
Certificated liabilities				
a) bonds and notes issued by the Bank		25,640,914		25,069,689
b) other certificated liabilities		4,318,266		2,260,245
			29,959,180	27,329,934
Trust liabilities			**2,367,705**	2,419,250
including: trust loans € thousands 2,367,705				2,417,923
Other liabilities			**924,212**	854,345
Deferred items			**156,364**	190,862
Provisions				
a) for pensions and similar obligations		290,998		268,287
b) for tax reserves		93,857		78,925
c) other		111,053		110,921
			495,908	458,133
Provisions for building society requirements			**703**	767
Special item with partial reserve character			**27,654**	36,266
Subordinated liabilities			**909,892**	909,844
Profit participation capital			**509,650**	467,126
including: with maturity of less than two years € thousands 0				10,226
Fund for general banking risks			**150,000**	76,694
Equity capital				
a) subscribed capital				
aa) share capital	265,872			265,872
ab) silent participations	452,503			229,823
		718,375		495,695
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	86,726			80,121
bb) other reserves	560,044			491,805
		646,770		571,926
c) equalizing items for shares of other shareholders				
ca) share of capital	380			381
cb) share of profit	30			71
		410		452
d) Group profit		94,281		87,755
			1,459,836	1,155,828
Total liabilities			**69,808,556**	63,870,912
Contingent liabilities				
- liabilities from guarantees and indemnity agreements		1,890,935		1,348,623
			1,890,935	1,348,623
Other commitments				
- placing and underwriting commitments		0		61
- irrevocable credit commitments		5,813,638		5,938,709
			5,813,638	5,938,770

Statement of Income of the Group 1 January to 31 December 2001

						31 Dec. 2000
			€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from						
a) lending and money market transactions			2,256,525			2,030,308
including: Landes-Bausparkasse						
savers' building loans	€ thousands	43,095				43,220
advance and bridging financing	€ thousands	55,374				50,301
other building loans	€ thousands	19				23
b) fixed-rate securities and book-entry securities			1,042,402			987,200
				3,298,927		3,017,508
Interest paid				2,962,447		2,705,880
including: interest on savers' deposits of Landes-Bausparkasse	€ thousands	43,020				42,457
					336,480	311,628
Current income from						
a) shares and other non-fixed-rate securities				31,124		31,794
b) equity investments in non-affiliated companies				9,401		8,228
c) equity investments in affiliated companies				5,198		6,640
d) equity investments in associated companies				657		- 231
					46,380	46,431
Income from profit pooling, profit transfer and partial profit transfer agreements					**362**	2,054
Commission income				118,229		138,500
including: Landes-Bausparkasse						
from entering into and arrangement of	€ thousands	12,187				11,335
Landes-Bausparkasse savings contracts from loan arrangement after allotment	€ thousands	5,119				4,963
Commission expenditure				50,488		51,062
including: entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	19,522				17,208
					67,741	87,438
Net income from trading activities					**21,287**	14,673
Other operating income					**103,940**	55,823
Income from reversal of special item with partial reserve character					**8,612**	15,251
General administrative expenses						
a) personnel costs						
aa) wages and salaries			108,870			102,352
ab) compulsory social security contributions and expenses for pensions and other employee benefits			53,389			54,635
				162,259		156,987
including: for pensions	€ thousands	40,821				42,928
b) other administrative expenses				83,112		76,309
					245,371	233,296
Depreciation and value adjustments on intangible and tangible assets					**19,089**	20,666
carried forward:					**320,342**	279,336

				31 Dec. 2000
	€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:			**320,342**	279,336
Other adminstrative expenses			**68,464**	39,866
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions			**78,302**	52,613
including: allocation to the fund for general banking risks € thousands 73,306				0
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets			**16,497**	0
Income from additions to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets			**0**	13,373
Expenses from assumption of losses			**577**	7,314
Profit or loss on ordinary activities			**156,502**	192,916
Extraordinary expenses			**0**	2,348
Taxes on income and revenues			**56,502**	95,103
Net income for the year			**100,000**	95,465
Profit brought forward from previous year			**958**	**1,074**
			100,958	96,539
Allocation of net income to reserves				
– reserves required by the Bank's statutes		6,647		8,310
– other reserves		0		403
			6,647	**8,713**
			94,311	87,826
Profit attributable to shareholders outside the Group			**-30**	-71
Profit			**94,281**	87,755

Balance Sheet of the Landesbank as at 31 December 2001

Assets

						31 Dec. 2000
			€ thousands	€ thousands	€ thousands	€ thousands
Cash reserve						
a) cash on hand				1,593		2,810
b) balances with central banks				172,673		202,865
including: with Deutsche Bundesbank	€ thousands	144,642				194,172
c) balances on postal giro accounts				12		2
					174,278	205,677
Claims on banks						
a) payable on demand				2,268,981		943,049
b) other				17,311,186		13,350,404
					19,580,167	14,293,453
including: building loans of Landes-Bausparkasse	€ thousands	458				553
Claims on customers					**19,884,033**	19,841,184
including: secured by mortgages	€ thousands	3,653,534				3,637,843
loans to public authorities and entities organized under public law	€ thousands	7,337,093				7,542,277
building loans of Landes-Bausparkasse	€ thousands	1,931,685				1,895,824
Bonds and other fixed-rate securities						
a) money market instruments						
aa) of public institutions			26			0
ab) of other issuers			242,380			2,202,198
				242,406		2,202,198
b) bonds and notes						
ba) of public institutions			2,010,922			2,339,729
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	1,487,312				1,630,287
bb) of other issuers			12,754,032			12,441,707
including: eligible as collateral for Deutsche Bundesbank advances	€ thousands	9,295,727				6,294,735
				14,764,954		14,781,436
c) bonds and notes issued by the Bank				181,691		244,706
					15,189,051	17,228,340
principal amount	€ thousands	178,604				218,677
Shares and other non-fixed-rate securities					**466,929**	494,124
Equity investments in non-affiliated companies					**233,456**	223,092
including: banks	€ thousands	172,535				179,364
associated companies	€ thousands	16,694				16,694
Equity investments in affiliated companies					**340,942**	156,420
including: banks	€ thousands	334,308				154,308
Trust assets					**2,364,960**	2,414,794
including: trust loans	€ thousands	2,364,960				2,414,794
Fixed assets					**127,580**	129,522
Other assets					**953,433**	674,146
Deferred items					**45,158**	55,800
Total assets					**59,359,987**	55,716,552

Liabilities

				31 Dec. 2000
	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks				
a) payable on demand		1,326,629		2,062,846
b) with agreed maturity or period of notice		13,284,590		12,106,309
c) savers' deposits of Landes-Bausparkasse		18,253		18,215
			14,629,472	14,187,370
Liabilities to customers				
a) savings deposits and savers' deposits of Landes-Bausparkasse				
aa) savers' deposits of Landes-Bausparkasse	1,646,764			1,562,418
ab) savings deposits with agreed period of notice of three months	10,062			10,783
ac) savings deposits with agreed period of notice of more than three months	1,737			2,105
		1,658,563		1,575,306
b) other liabilities				
ba) payable on demand	1,382,871			1,388,007
bb) with agreed maturity or period of notice	7,543,970			6,923,445
		8,926,841		8,311,452
			10,585,404	9,886,758
Certificated liabilities				
a) bonds and notes issued by the Bank		23,245,971		23,135,471
b) other certificated liabilities		4,318,266		2,260,245
			27,564,237	25,395,716
Trust liabilities			**2,364,960**	2,414,794
including: trust loans € thousands 2,364,960				2,414,794
Other liabilities			**809,597**	786,135
Deferred items			**143,338**	176,921
Provisions				
a) for pensions and similar obligations		285,084		262,964
b) for tax reserves		71,284		49,418
c) other		93,924		93,366
			450,292	405,748
Provisions for building society requirements			**703**	767
Special items with partial reserve character			**25,191**	33,787
Subordinated liabilities			**862,790**	862,743
Profit participation capital			**454,400**	439,626
including: with a maturity of less than two years € thousands 0				10,226
Fund for general banking risks			**150,000**	76,694
Equity capital				
a) subscribed capital				
aa) share capital	265,872			265,872
ab) silent participations	452,503			229,823
		718,375		495,695
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	86,725			80,121
bb) other reserves	455,066			398,887
		541,791		479,008
c) profit		59,437		74,790
			1,319,603	1,049,493
Total liabilities			**59,359,987**	55,716,552
Contingent liabilities				
– liabilities from guarantees and indemnity agreements		1,603,910		1,127,949
			1,603,910	1,127,949
Other commitments				
– placing and underwriting commitments		0		61
– irrevocable credit commitments		5,036,634		5,312,139
			5,036,634	5,312,200

Statement of Income of the Landesbank 1 January to 31 December 2001

						31 Dec. 2000
			€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from						
a) lending and money market transactions			1,883,960			1,734,379
including Landes-Bausparkasse:						
savers' building loans	€ thousands	43,095				43,220
advance and bridging financing	€ thousands	55,374				50,301
other building loans	€ thousands	19				23
b) fixed-rate securities and book-entry securities			785,195			812,311
				2,669,155		2,546,690
Interest paid				2,430,071		2,309,708
including: interest on savers' deposits of Landes-Bausparkasse	€ thousands	43,020				42,457
					239,084	236,982
Current income from						
a) shares and other non-fixed-rate securities				29,046		29,443
b) equity investment in non-affiliated companies				9,171		7,930
c) equity investments in affiliated companies				15,996		15,100
d) equity investments in associated companies				2,045		3,575
					56,258	56,048
Income from profit pooling, profit transfer and partial profit transfer agreements					**726**	2,426
Commission income				92,951		112,630
including Landes-Bausparkasse:						
from entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	12,187				11,335
from loan arrangements after allotment	€ thousands	5,119				4,963
Commission expenditure				44,416		45,862
including: entering into and arrangement of Landes-Bausparkasse savings contracts	€ thousands	19,522				17,208
					48,535	66,768
Net income from trading activities					**4,735**	10,240
Other operating income					**94,832**	43,792
Income from reversal of special item with partial reserve character					**8,596**	15,251
carried forward:					**452,766**	431,507

					31 Dec. 2000
		€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:				**452,766**	431,507
General administrative expenses					
a) personnel costs					
aa) wages and salaries		90,645			86,126
ab) compulsory social security contributions and expenses for pensions and other employee benefits		50,061			51,853
			140,706		137,979
including: for pensions € thousands	39,582				41,919
b) other administrative expenses			66,250		62,022
				206,956	200,001
Depreciation and value adjustments on intangible and tangible assets				**14,009**	15,683
Other administrative expenses				**62,316**	33,875
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions				**41,542**	15,355
including: *allocation to the fund for general* banking risks € thousands	73,306				0
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets				**16,971**	0
Income from additions to equity investments in *non-affiliated companies, equity investments in* affiliated companies and securities treated as fixed assets				**0**	9,895
Expenses from assumption of losses				**1,061**	7,302
Profit or loss on ordinary activities				**109,911**	169,186
Extraordinary expenses				**0**	2,348
Taxes on income and revenues				**43,870**	83,738
Net income for the year				**66,041**	83,100
Allocation of net income to reserves from retained earnings					
– reserves required by the Bank's statutes				**6,604**	8,310
Profit				**59,437**	74,790

Notes 2001

1. General

Landesbank Rheinland-Pfalz has prepared its unconsolidated and consolidated annual financial statements in accordance with the provisions of the German Commercial Code (HGB), and the Ordinance Regarding Accounting for Banks (Verordnung über die Rechnungslegung der Kreditinstitute).

The financial statements for the year of 31 December 2001 have been established in € and contain the figures for the Bank, including Luxembourg branch and also the figures for Landes-Bausparkasse Rheinland-Pfalz (LBS).

Consolidated in the financial statements of the Landesbank Group are:

- Landesbank Rheinland-Pfalz International S.A. (LRI), Luxembourg,
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz,
- LB Rheinland-Pfalz Finance B.V., Amsterdam,
- Deutsche Anlagen-Leasing Group of Mainz, as an associated company,
- Westdeutsche ImmobilienBank Group of Mainz, included on a proportionate basis, pursuant to § 310 HGB, as Landesbank Rheinland-Pfalz has agreed with the other shareholders to jointly manage the company,
- LRP Capital GmbH, Mainz.

The latter has been included for the first time, pursuant to § 290 HGB. Its first consolidation was effected on 1 January 2001.

2. Accounting and Valuation Principles

Assets, liabilities and pending transactions were accounted for and valued in accordance with §§ 252 et seq. and §§ 340 et seq. of the HGB.

Claims on customers and on banks are shown with their principal amounts outstanding. Discounts on loans which were retained at the disbursement of such loans are spread over the term of the loan or over a shorter period for which an interest rate has been agreed upon.

In the case of discernible risks relating to claims on customers or on banks, specific provisions were established in the amount of the expected loss. In addition, general provisions were established for risks inherent in the portfolio of claims in amounts based on past experience.

Bills of exchange (drafts) are carried at their actual value in appropriate cases reduced by specific provisions (Einzelwertberichtigungen). They were discounted at the effective interest rate.

Debt instruments issued by public institutions and all securities contained in current assets are valued at the strict lower of cost or market principle.

Securities in the Group's investment portfolio are held as long-term investments and are valued at cost. Securities held in the Group's investment portfolio are written down to their repayment value. Additions are shown at their repayment value or the lower acquisition costs. Partial amounts of the financial assets are valued at the strict lower of cost or market principle.

Equity investments in affiliated and non-affiliated companies are carried at cost; where loss of value is expected to be permanent, they are written down to the lower applicable value.

Derivative transactions entered into to hedge interest rate and other price risks are included in the overall assessment of the applicable risk categories and are therefore not shown separately. Other derivatives are carried at their market value. Valuation losses are accounted for, but valuation gains are not shown as income.

Tangible assets whose use is limited by time are depreciated in accordance with the relevant taxation regulations. Low-value assets are written off in full in their year of acquisition.

Liabilities are carried at the amount repayable. Differences are accounted for under deferred items under assets or liabilities and are released over the term of the related asset or liability.

Provision for pension obligations has been computed in accordance with actuarial principles pursuant to the discount value method on the basis of a 6 % interest rate in accordance with § 6 a of the German Income Taxation Act (EStG) in relation to § 41 of the German Income Tax Law (EStR).

Other provisions are adequate to cover any discernible risks and contingent liabilities.

Foreign currencies are converted in accordance with § 340 h of the HGB. Fixed assets denominated in foreign currencies are converted into € at cost. Other foreign currency assets and liabilities and spot transactions entered into before, but settled after the balance sheet date are converted at the reference mean spot rate, determined according to the procedure stipulated by the German Federal Association of Public Banks (EuroFX-reference price system) at the end of the year. Forward transactions which are unsettled on the balance sheet date are converted at the forward exchange rate on the balance sheet date.

The consolidated financial statements are prepared in accordance with the accounting and valuation principles applicable to the Bank. The capital consolidation and the equity-valuation of the associated company are based on the book value method.

Claims and liabilities as well as income and expenses among consolidated companies are consolidated. No profit or loss had to be eliminated.

3. Explanations concerning the Balance Sheet

Claims on banks	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- claims on savings banks in Rheinland-Pfalz	**6,563.0**	**6,688.4**	5,728.8	5,845.1
- *claims on affiliated companies*	**1,986.7**	**0.0**	117.0	0.0
- claims on non-affiliated companies	**765.5**	**963.9**	216.2	473.6
- subordinated claims	**30.8**	**30.8**	5.3	5.3
- claims serving as cover for bonds issued	**6,502.1**	**6,945.5**	5,149.4	5,492.7
Sub-item b) other claims includes claims with a *residual maturity of:*				
- up to three months	**4,584.7**	**3,490.6**	2,798.3	3,420.1
- between three months and one year	**2,597.9**	**2,869.4**	1,715.6	2,092.4
- between one and five years	**5,421.0**	**6,001.7**	5,197.8	5,850.4
- *more than five years*	**4,707.6**	**4,934.5**	3,638.7	3,847.4

Claims on customers	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- claims on affiliated companies	**14.1**	**8.0**	15.5	16.8
- *claims on non-affiliated companies*	**210.0**	**210.0**	179.9	230.1
- subordinated claims	**87.5**	**89.7**	75.5	77.6
- claims serving as cover for bonds issued	**8,621.5**	**9,982.3**	8,383.5	9,265.2
- claims with undetermined maturity	**278.9**	**382.5**	235.9	286.2
This item includes claims with a residual *maturity of:*				
- up to three months	**3,513.0**	**3,893.6**	3,612.5	3,874.7
- between three months and one year	**1,887.5**	**2,389.7**	1,959.6	2,253.1
- between one and five years	**6,532.7**	**8,076.4**	6,849.9	7,886.5
- *more than five years*	**7,950.8**	**10,043.2**	7,419.2	8,842.4

Bonds and other fixed-rate securities	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
This item includes:				
- claims on affiliated companies	69.6	0.0	69.6	0.0
- claims on non-affiliated companies	790.8	790.8	420.2	427.9
- subordinated claims	185.3	206.4	115.7	126.5
- claims serving as cover for bonds issued	2,092.5	2,092.5	1,489.8	1,489.8
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	14,110.5	19,523.9	15,831.2	18,611.1
- not listed on a stock exchange	1,078.6	1,342.9	1,397.1	1,654.2
This item includes amounts due in 2002 of	4,211.5	5,084.7	4,019.1	4,696.2
Bond holdings carried as long-term investments:	10,765.6	10,833.9	9,948.5	10,011.3
- of which valued at the mitigated lower of cost or market principle	1,583.6	1,633.2	1,185.7	1,218.4

Shares and other non-fixed-rate securities	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
Securities eligible for listing on a stock exchange included in this item				
- listed on a stock exchange	6.8	9.7	7.3	10.8
- not listed on a stock exchange	10.3	59.8	8.6	53.8
This item includes subordinated securities in the amount of	14.7	14.7	22.2	22.2
The balance sheet item "Shares and other non-fixed-rate securities" includes long-term investments	332.7	332.7	128.4	128.4

Equity investments in non-affiliated companies	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
Securities eligible for listing on a stock exchange				
- listed on a stock exchange	1.1	1.1	0.0	0.0
- not listed on a stock exchange	18.2	18.5	11.1	11.3

Equity investments in affiliated companies	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Securities eligible for listing on a stock exchange Shares in affiliated companies:				
- listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
- not listed on a stock exchange	**234.3**	**0.1**	54.3	0.1

Trust assets	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- claims on banks	**5.7**	**5.7**	7.9	7.9
- claims on customers	**2,359.2**	**2,362.0**	2,406.9	2,411.3
Governmental housing loans included in this item amount to	**2,332.2**	**2,332.2**	2,374.8	2,374.8

Fixed assets	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- real estate and buildings used for the Bank's own business	**92.7**	**101.6**	95.3	95.4
- office equipment	**17.7**	**26.5**	16.9	29.3

Other assets	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- deferred interest rate swaps	**630.4**	**676.7**	444.7	473.5
- option premiums paid	**100.3**	**100.4**	84.8	84.8
- collection items	**83.8**	**84.0**	63.6	63.6
- claims for tax refunds	**31.7**	**33.9**	47.3	48.2
- cap premiums paid	**11.9**	**11.9**	11.7	11.7
- real estate and buildings in current assets	**9.8**	**25.6**	11.5	26.7
- derivatives valuation	**75.0**	**75.0**	0.0	0.0

Deferred items	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Including premiums and discounts relating to claims and liabilities of	**38.5**	**51.2**	48.2	55.4

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Assets denominated in a foreign currency	**9,728.6**	**13,887.0**	10,506.9	13,494.3
Book value of assets under repurchase agreements	**2,317.7**	**2,317.7**	1,347.3	1,347.3

Investments	Acquisition-/ production costs	Additions	Subtractions	Transfers	Rate changes	Write-ups	Depreciations 2001	Depreciations cumulated	Book value 31 Dec. 2001	Book value 31 Dec. 2000
€ millions										
Bank										
Bonds and other fixed-rate securities	9,695.2	2,477.6	1,908.9	312.0	73.0	19.7	56.9	123.2	10,545.4	9,737.3
Shares and other non-fixed-rate securities	128.4			205.2				0.9	332.7	128.4
Equity investments in non-affiliated companies	224.0	17.2	6.9					0.8	233.5	223.1
Equity investments in affiliated companies	156.4	184.5							340.9	156.4
Fixed assets	234.6	19.3	12.8				14.0	113.5	127.6	129.5
Bank total	**10,438.6**	**2,698.6**	**1,928.6**	**517.2**	**73.0**	**19.7**	**70.9**	**238.4**	**11,580.1**	**10,374.7**
Group										
Bonds and other fixed-rate securities	9,756.4	2,477.6	1,938.3	346.9	73.0	19.7	56.9	123.2	10,612.1	9,798.5
Shares and other non-fixed-rate securities	128.4			205.2				0.9	332.7	128.4
Equity investments in non-affiliated companies	149.3	29.5	7.4	- 0.3		- 1.2	1.0	5.3	164.6	142.2
Equity investments in affiliated companies	2.1	0.1					0.3	0.4	1.8	3.0
Intangible assets	0.1							0.1	0.0	0.0
Goodwill	25.5		0.6				1.7	9.9	15.0	16.8
Fixed assets	269.5	27.4	14.0				17.3	126.3	156.6	153.9
Group total	**10,331.3**	**2,534.6**	**1,960.3**	**551.8**	**73.0**	**18.5**	**77.2**	**266.0**	**11,282.8**	**10,242.8**

The amount shown under equity investments in non-affiliated companies as write-ups reflects the difference in the equity capital of Deutsche Anlagen-Leasing Group resulting from the equity valuation.

The item "Bonds and other fixed-rate securities" includes depreciations not effected in the balanced amount of € 6.8 million, which had to be set up on the basis of the Tax Relief Act and concern fiscal 1999 and 2000.

Liabilities to Banks	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
This item includes:				
- liabilities to related savings banks	2,699.6	2,740.2	1,657.9	1,664.3
- liabilities to affiliated companies	160.2	0.0	298.5	0.0
- liabilities to non-affiliated companies	924.0	2,561.1	1,228.8	2,681.3
Sub-item b) liabilities with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	7,045.2	12,654.4	6,228.1	10,695.2
- between three months and one year	774.8	1,273.6	827.5	1,285.9
- between one and five years	3,762.3	4,779.6	2,209.1	3,065.3
- more than five years	1,702.3	2,118.5	2,841.6	3,271.1

Liabilities to Customers	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
This item includes:				
- liabilities to affiliated companies	964.2	4.6	966.0	5.8
- liabilities to non-affiliated companies	47.4	47.4	48.1	52.6
Sub-item ac) liabilities with an agreed period of notice of more than three months includes residual maturities of:				
- up to three months	0.3	0.3	0.4	0.4
- between three months and one year	0.7	0.7	0.9	0.9
- between one and five years	0.7	0.7	0.8	0.8
- more than five years	0.0	0.0	0.0	0.0
Sub-item bb) liabilities with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	2,643.2	2,968.6	2,319.6	2,647.4
- between three months and one year	388.4	271.6	211.5	235.1
- between one and five years	2,000.6	1,517.3	2,449.7	1,545.0
- more than five years	2,511.8	2,593.9	1,942.6	1,989.4

Certificated liabilities	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- liabilities to affiliated companies	**80.1**	**11.1**	115.1	10.8
- liabilities to non-affiliated companies	**1,685.0**	**1,685.0**	1,138.8	1,272.1
Sub-item a) debt issues due in 2002	**6,621.9**	**7,401.0**	8,531.8	8,607.6
Sub-item b) other certificated liabilities has a residual maturity of up to three months	**0.0**	**0.0**	0.0	0.0

Trust liabilities	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- liabilities to banks	**30.4**	**30.4**	36.6	36.6
- liabilities to customers	**2,334.6**	**2,337.3**	2,378.2	2,382.6
Governmental housing loans included in this *item amount to*	**2,332.2**	**2,332.2**	2,374.8	2,374.8

Other liabilities	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item includes:				
- deferred interest rate swaps	**514.9**	**597.6**	404.3	446.4
- derivatives valuation	**63.3**	**63.3**	197.3	197.3
- cap premiums received	**14.1**	**14.1**	53.7	53.7
- option premiums received	**112.9**	**113.0**	52.6	52.6
- interest expenses on profit participation capital	**29.9**	**33.1**	30.6	31.4
- proportionate share of interest owed for subordinated liabilities	**15.6**	**16.9**	15.1	16.4
- interest expenses on silent participations	**16.9**	**16.9**	14.9	14.9
- valuation result interest rate and currency swaps	**0.0**	**0.0**	0.0	0.0

Deferred items	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Deferred items on the liabilities side include received discounts relating to claims	**40.0**	**43.1**	51.4	54.3

Special item with partial reserve character	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
The special items shown were based on following laws:				
- § 6 b German Income Tax Act	**12.1**	**12.1**	12.4	12.4
- § 52 Section 16 German Income Tax Act	**13.1**	**13.1**	21.4	21.4
- § 54 Luxembourg Income Tax Act	**0.0**	**2.5**	0.0	2.5

Subordinated liabilities	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Costs incurred in connection with the raising of the funds shown in this item	**49.6**	**52.5**	46.7	49.4
Details of subordinated liabilities:				
Description	**currency**	**amount**	**interest rate in %**	**due**
Schuldscheindarlehen	DM	**30.7**	9.000	19.06.2002
Bond	€	**72.2**	8.300	19.06.2002
Collared Floating Rate Notes	US-$	**113.3**	6-months-Libor - 0.250	29.12.2005
			Cap: 8.000	
			Floor: 5.000	
Notes	Yen	**21.6**	4.950	13.09.2004
Dual Currency Notes	Yen	**172.9**	5.300	16.10.2015
Notes	Yen	**43.2**	2.200	29.12.2007
Notes	Yen	**43.2**	2.595	16.07.2010
Bond	DM	**25.6**	5.750	17.12.2007
Bond	US-$	**340.0**	6.875	23.02.2028
Bank total		**862.8**		
Schuldscheindarlehen	€	**2.5**	6.2	01.04.2010
Schuldscheindarlehen	€	**3.9**	7.0	02.05.2020
Schuldscheindarlehen	DM	**1.3**	6.3	04.12.2012
Schuldscheindarlehen	€	**2.5**	6.0	07.10.2009
Schuldscheindarlehen	€	**5.0**	6-months-Euribor + 0.48	07.12.2009
Schuldscheindarlehen	DM	**0.6**	6.1	08.12.2013
Schuldscheindarlehen	€	**1.3**	6.0	07.10.2009
Schuldscheindarlehen	DM	**1.3**	6.1	08.12.2009
Schuldscheindarlehen	DM	**8.9**	6.1	08.12.2009
Schuldscheindarlehen	€	**1.3**	6.1	08.12.2009
Schuldscheindarlehen	DM	**5.1**	6.1	09.01.2013
Schuldscheindarlehen	€	**3.2**	6.1	27.12.2012
Schuldscheindarlehen	DM	**0.6**	6.0	09.01.2013
Schuldscheindarlehen	DM	**2.6**	6.0	14.01.2013
Schuldscheindarlehen	DM	**0.6**	5.8	14.01.2013
Schuldscheindarlehen	DM	**1.9**	6.0	14.01.2013
Schuldscheindarlehen	DM	**0.6**	6.0	14.01.2013
Schuldscheindarlehen	€	**2.6**	6.0	14.01.2013
Schuldscheindarlehen	DM	**1.3**	6.0	14.01.2013
		47.1		
Group total		**909.9**		

The terms of subordination of these funds meet the requirements of the German Banking Act. A conversion into equity or into another form of debt is not provided for. There is no right of early redemption.

Equity capital	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
This item is composed as follows:				
a) subscribed capital				
aa) share capital	**265.9**	**265.9**	265.9	265.9
ab) silent participations	**452.5**	**452.5**	229.8	229.8
b) reserves from retained earnings/ reserves from retained earnings of the Group				
ba) reserves required by the Bank's statutes	**86.7**	**86.7**	80.1	80.1
of which: reserves of Landes-Bausparkasse	**14.4**	**14.4**	12.3	12.3
bb) other reserves	**455.1**	**560.0**	398.9	491.8
of which: reserves of Landes-Bausparkasse	**118.1**	**118.1**	108.0	108.0
c) equalizing items for shares of other shareholders	**0.0**	**0.4**	0.0	0.4
ca) share of capital	**0.0**	**0.4**	0.0	0.3
cb) share of profit	**0.0**	**0.0**	0.0	0.1
d) profit	**59.4**	**94.3**	74.8	87.8
of which: profit of Landes-Bausparkasse	**18.7**	**18.7**	10.1	10.1

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
Liabilities denominated in a foreign currency	**10,777.2**	**13,955.5**	11,191.2	13,909.6

4. Notes to the Statement of Income

Geographical breakdown:

Interest income	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
- Federal Republic of Germany	**2,541.6**	**2,680.5**	2,294.3	2,431.6
- Europe	**127.6**	**618.4**	252.4	585.9

Current income from shares and other non-fixed-rate securities, equity investments in non-affiliated companies and in affiliated companies	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
- Federal Republic of Germany	**38.1**	**21.6**	58.5	39.6
- Europe	**18.9**	**25.2**	0.0	8.9

Commission income	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
- Federal Republic of Germany	**93.0**	**96.0**	112.7	116.1
- Europe	**0.0**	**22.2**	0.0	22.4

Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
- Federal Republic of Germany	**4.6**	**4.4**	6.4	4.8
- Europe	**0.1**	**16.9**	3.8	9.9

Other operating income	Bank	Group	Bank	Group
€ millions	**2001**	**2001**	2000	2000
- Federal Republic of Germany	**94.7**	**102.6**	43.8	55.2
- Europe	**0.1**	**1.3**	0.0	0.6

5. Further information

Cover fund	Bank	Group	Bank	Group
€ millions	2001	2001	2000	2000
Pfandbriefe				
Pfandbriefe outstanding	**1,580.1**	**2,010.7**	2,094.3	2,480.1
Assets serving as cover	**2,148.3**	**2,651.7**	2,219.0	2,660.2
Cover surplus	**568.2**	**641.0**	124.7	180.1
Public Pfandbriefe				
Public Pfandbriefe outstanding	**12,846.2**	**13,894.4**	11,527.4	12,243.3
Assets serving as cover	**15,067.8**	**16,368.6**	12,803.7	13,587.5
Cover surplus	**2,221.6**	**2,474.2**	1,276.3	1,344.2

Information on transactions exposed to market risks

On the balance sheet date, unsettled forward transactions comprised:

- forward transactions in foreign currencies (such as forward foreign exchange transactions, currency swaps, interest rate and currency swaps, and currency options),
- interest rate related forward transactions (such as interest rate futures, interest rate swaps, forward rate agreements, floors and caps and interest rate options),
- forward transactions with other price risks (such as share futures, share options, index futures and index options).

Most of these transactions were entered into by the Bank and by the Group for hedging purposes.

The volume of derivatives transactions at the main companies of the Group is as follows:

Derivatives transactions – volumes –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2001
Interest rate risks				
Interest rate swaps	**106,239**	77,251	**1,954**	**1,338**
FRAS	**2,998**	31	**79**	**10**
Interest rate options				
– Purchases	**1,178**	497	**5**	**4**
– Sales	**1,137**	503	**4**	**3**
Caps, Floors	**3,204**	2,309	**34**	**23**
Exchange traded contracts	**2,934**	933	**5**	**2**
Other interest rate forward transactions	**303**	554	**3**	**1**
Interest rate risks – total –	**117,993**	82,078	**2,084**	**1,380**
Currency risks				
Forward foreign exchange transactions	**11,190**	12,828	**264**	**139**
Interest rate and currency swaps	**7,728**	6,072	**481**	**331**
Currency options				
– Purchases	**5,107**	1,976	**54**	**1**
– Sales	**4,228**	1,503	**43**	**–**
Exchange traded contracts	**–**	–	**–**	**–**
Other currency forward transactions	**–**	–	**–**	**–**
Currency risks – total –	**28,253**	22,379	**842**	**471**
Shares and other price risks				
Share forward transactions	**–**	–	**32**	**1**
Share options				
– Purchases	**47**	70	**–**	**1**
– Sales	**25**	50	**–**	**6**
Exchange traded contracts	**384**	14	**–**	**–**
Other forward transactions	**–**	2	**–**	**–**
Shares and other price risks – total –	**456**	136	**32**	**8**
Credit derivatives				
– Purchases	**20**	–	**–**	**–**
– Sales	**550**	32	**–**	**–**
Credit derivatives – total –	**570**	32	**–**	**–**

Derivatives transactions – maturity breakdown – Nominal values	Interest rate risks	Interest rate risks	Currency risks	Currency risks	Shares and other price risks	Shares and other price risks	Credit derivatives	Credit derivatives
€ millions	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000
Residual maturity								
– up to three months	**27,215**	17,502	**12,422**	11,657	**447**	129	**–**	–
– between three months and one year	**18,697**	11,400	**9,182**	5,177	**8**	7	**–**	–
– between one year and five years	**37,466**	28,863	**3,982**	2,698	**–**	–	**570**	32
– more than five years	**34,615**	24,313	**2,667**	2,847	**–**	–	**–**	–
Total	**117,993**	82,078	**28,253**	22,379	**455**	136	**570**	32

Derivatives transactions – counterparty breakdown –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2001
OECD banks	**127,054**	87,653	**2,426**	**1,505**
Non-OECD banks	**17**	–	**–**	**–**
OECD public-sector entities	**941**	625	**27**	**22**
Other counterparties*	**19,192**	16,348	**505**	**331**
Total	**147,204**	104,626	**2,958**	**1,858**

* including exchange traded contracts

Derivative transactions – trading –	Nominal values	Nominal values	Credit risk equivalent	Replacement costs
€ millions	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2001
Interest rate contracts	**54,431**	29,447	**1,014**	**606**
Currency contracts	**19,028**	15,879	**301**	**107**
Share contracts	**7**	–	**–**	**–**
Credit derivatives	**–**	–	**–**	**–**
Total	**73,466**	45,326	**1,315**	**713**

The credit risk equivalent and the replacements costs are calculated pursuant to Principle I according to the market valuation method before counterparty weighting. Only those contracts, the covering of which would lead to additional costs, are included. This would be necessary after an assumed failure of the counterparty in order to achieve the same position as existed prior to such failure.

Other financial commitments not included in the balance sheet

On the balance sheet date the Bank and the Group had deposited bonds with a principal amount of € 2,692 million and of € 2,887 million, respectively, with Landeszentralbank in Rheinland-Pfalz und im Saarland, Mainz, as collateral for advances against securities (Lombard loans), of which € 0 million were utilized. Furthermore, the Bank and the Group had pledged securities in the principal amount of € 2,226.5 million to other banks under repurchase agreements.

On the balance sheet date the Bank's contingent liability arising from its participation in the Reserve Fund of the Landesbanken/Girozentralen (Sicherungsreserve) for the protection of depositors of the public-sector banks, which may amount to up to 1.5 ‰ of the claims on customers, amounted to € 4.9 million for the Bank and to € 7.4 million for the Group. The Bank currently has no payment obligations to the Fund, while the Group's payment obligations to the Fund amount to € 1.126 million.

In accordance with the statutes of the Deposit Insurance Fund, we are additionally obliged to indemnify the German Savings Banks and Giro Association e.V., Berlin, as the guardian of the Reserve Fund of the Landesbanken/Girozentralen, for any losses that they may incur arising from measures in support of a credit institution in which we hold an equity investment.

Financial obligations of about € 26.3 million and about € 39.4 million will be incurred by the Bank and the Group, respectively, as a result of initiated capital expenditures and continuous obligations.

Liabilities from not fully paid-in capital subscriptions relating to equity investments amounted to € 4.9 million for the Bank and to € 34.9 million for the Group. Contingent liabilities in accordance with Section 24 of the Act relating to Limited Companies (GmbH-Gesetz) relating to calls for payment of capital contributions existed in the case of two companies.

The Bank's equity capital in Liquiditäts-Konsortialbank GmbH, Frankfurt (Main), has been fully paid up. Under the obligation of each shareholder to make additional contributions in the amount of up to 5 times its equity capital in said bank, the Bank is liable for an amount of € 13.8 million, commensurate with its equity capital in said bank. The Bank is obliged to make further contributions, should other shareholders in said bank who are members of the German Savings Banks and Giro Association fail to meet their obligations to make additional contributions.

In the course of the Euro-frontloading the Bank received cash from Deutsche Bundesbank in the amount of € 15 million, of which approx. € 0.3 million were handed on in the sub-frontloading.

The Bank is a guarantor of Westdeutsche ImmobilienBank, Mainz, and of

DGZ • DekaBank – Deutsche Kommunalbank –, Berlin and Frankfurt (Main).

Landesbank Rheinland-Pfalz will, except in the case of political risk, ensure that Landesbank Rheinland-Pfalz International S.A. will be in a position to meet its obligations.

Supervisory Board

Chairmen

Heinrich Haasis

President
of the Savings Banks Association
of Baden-Württemberg
Stuttgart

from 20 March 2001
Vice Chairman:
until 19 March 2001

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Mainz

until 19 March 2001
Vice Chairman:
from 20 March 2001

Vice Chairmen

Gernot Mittler

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. h.c. Friedel Neuber

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

until 31 August 2001

Jürgen Sengera

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

from 3 December 2001
Member:
from 1 October 2001

Members

Dr. Peter Barth

Member of the Advisory Council
Lohmann GmbH & Co. KG
Neuwied

Karl-Heinz Dielmann

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Hans-Jörg Duppré

District Administrator
Pirmasens

Helmut Fahlbusch

Vice Chairman of the Company Council
Schott Glas
Mainz

Gernot Fischer

Lord Mayor
Worms

Dr. Winfried Hirschberger

District Administrator
Kusel

Max Dietrich Kley
Vice Chairman of the Managing Board
BASF Aktiengesellschaft
Ludwigshafen

Richard Patzke
General Manager
Chamber of Industry and Commerce
for Rheinhessen
Mainz

Klaus Pinkemeyer
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

Dr. Wolf-Albrecht Prautzsch
Vice Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Münster

Alfred Reifenberg
Chairman of the Managing Board
Stadtsparkasse Duisburg
Duisburg

Hans Dietmar Sauer
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Werner Severin
Chairman of the Managing Board
Stadtsparkasse Ludwigshafen
Ludwigshafen
until 30 June 2001

Michael W. Schmidt
Chairman of the Managing Board
Sparkasse Worms
Worms
from 24 August 2001
Deputy:
until 23 August 2001

Dr. Christof Wolff
Lord Mayor
Landau

Bank employees in advisory capacity

Dieter Engel
Bank Clerk

Werner Hauck
Vice President

Günter Keuper
Assistant Vice President

Bernd Kunze
Assistant Vice President

Sigrid Müller-Gessinger
Bank Clerk

Heiner Reckel
Bank Clerk
until 31 March 2001

Beate Rüdiger
Bank Clerk

Irmgard Schmitz
Bank Clerk
from 1 April 2001

Wilfried Stephan
Vice President

Juliane Zimmer
Vice President

Deputies

JENS BEUTEL
Lord Mayor
Mainz

JÜRGEN CREUTZMANN
Member of the State Parliament
Commercial Graduate
Dudenhofen

DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

DR. ADOLF FRANKE
Member of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf
from 1 March 2001

GÜNTER HARTMANN
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern
from 24 August 2001

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

DR. RUDOLF HOLDIJK
Former Member of the Managing Board
Westdeutsche Landesbank
Girozentrale
Münster

GEORG KALBFUß
District Administrator
Bad Dürkheim
until 28 October 2001

JAKOB KASTER
Member of the Managing Board
Sparkasse Südliche Weinstraße
in Landau
Landau

DIETER MÜHLENHOFF
Chairman of the Managing Board
Sparkasse Trier
Trier

DR. HENNING OSTHUES-ALBRECHT
Chairman of the Managing Board
Sparkasse Essen
Essen

WERNER SCHINELLER
Lord Mayor
Speyer

HANSJOCHEM SCHRADER
District Council Alzey-Worms
Alzey
from 16 November 2001

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Mainz
from 6 February 2001

ROLF WEGELER
Owner of the Wineries
Geheimrat J. Wegeler Erben
Koblenz

PETER PAUL WEINERT
District Administrator
Montabaur

DR. AXEL WIESENHÜTTER
President
Chamber of Industry and Commerce
for the Palatinate
Ludwigshafen

GERD WOLF
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

MANAGING BOARD OF LANDESBANK RHEINLAND-PFALZ

DR. H. C. KLAUS G. ADAM
Chairman

DR. FRIEDHELM PLOGMANN
Vice Chairman

WERNER FUCHS

PAUL K. SCHMINKE

The total remuneration of the Managing Board amounted to € 1.961 million (previous year € 1.821 million) for the Bank and to € 2.016 million (previous year € 1.875 million) for the Group, of the Supervisory Board (Bank and Group) to € 0.253 million (previous year € 0.255 million).

Current payments for former members of the Managing Board (Bank and Group) and their surviving dependants (Bank and Group) amounted to € 1.844 million (previous year € 1.895 million). Provisions for pension liabilities for this group (Bank and Group) amount to € 15.985 million (previous year € 16.957 million).

Loans granted to members of the Managing Board amounted to € 0.019 million (previous year € 0.077 million); to members of the Supervisory Board € 2.351 million (previous year € 2.675 million).

Average number of employees

	male	female	total
Landesbank			
full time	754	470	1,224
part time	11	202	213
	765	672	1,437
trainees	16	21	37
	781	**693**	**1,474**
Landes-Bausparkasse			
full time	127	115	242
part time	0	38	38
	127	**153**	**280**
Bank total	**908**	**846**	**1,754**
Group companies			
full time	82	55	137
part time	2	0	2
	84	**55**	**139**
Pro-rata consolidated Group companies			
full time	70	56	126
part time	2	9	11
trainees	1	3	4
	73	**68**	**141**
Group total	**1,065**	**969**	**2,034**

Shareholdings

The following list includes the shareholdings of Landesbank Rheinland-Pfalz - Girozentrale - pursuant to § 285 Item 11 of the HGB. The numbers are based on the most recent audited financial statements. Information relating to large corporations pursuant to § 340 a (4) sentence 2 of the HGB has been added to the list.

No.	Name/Head Office	Shareholding	Equity Capital[1]	Profit or loss
		%	€ thousands	€ thousands
1.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel [2, 6]	50.00	107	113
2.	A. S. Grundstücksverwaltungs-GmbH, Ingelheim [2]	100.00	39	1
3.	Banking Services Luxembourg S.A., Luxembourg [2, 6]	50.00	500	- 186
4.	Deutsche Anlagen-Leasing GmbH, Mainz [5]	26.67	201,091	9,306
5.	equinet AG, Frankfurt am Main	25.10	130	1,416
6.	gbt Gewerbebau und Treuhand GmbH, Trier	33.00	101	6
7.	Grundstücksgesellschaft Trier-Castelforte GmbH, Trier [4]	20.00	102	- 350
8.	Kommunalbau Rheinland-Pfalz GmbH, Mainz [2]	68.18	2,726	484
9.	Landesbank Rheinland-Pfalz International S.A., Luxembourg [5]	100.00	149,204	15,000
10.	LB Rheinland-Pfalz Finance B.V., Amsterdam [5]	100.00	1,048	678
11.	LBS Immobilien GmbH, Mainz [2]	100.00	435	- [3]
12.	LGZ-Anlagen-Gesellschaft mbH, Mainz [2]	100.00	102	- [3]
13.	LRI-Fund-Management Company S.A., Luxembourg [2]	99.60	2,911	2,096
14.	LRP Capital GmbH, Mainz [7]	100.00	1,000	- [3]
15.	Mainzer Aufbau-Gesellschaft mbH, Mainz [5]	23.13	14,856	4,531
16.	MDK Holdings Ltd., London [6]	33.33	19	- 7
17.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz	100.00	511	- [3]
18.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	21.74	3,365	125
19.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Mainz [4]	20.00	2,835	82
20.	Unterstützungskasse der Landesbank Rheinland-Pfalz - Girozentrale - GmbH, Mainz [2]	100.00	25	0
21.	Westdeutsche ImmobilienBank, Mainz [5, 6]	25.00	389,595	2,689
22.	Wohnungsbau und Treuhand AG, Trier [4]	30.60	27,277	444

[1] Equity capital pursuant to §§ 266 and 272 of the HGB.

[2] Pursuant to § 296 (2) of the HGB this affiliated company has not been included in the consolidated financial statements.

[3] There is a profit and loss transfer agreement between the Bank and this company.

[4] Pursuant to § 311 (2) of the HGB the equity valuation of this associated company has not been included in the consolidated financial statements.

[5] Share of voting rights of more than 5 %.

[6] Joint undertaking pursuant to § 310 of the HGB.

[7] Until 12.03.2001 Kapitalbeteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz.

The following large corporations with a stake of less than 20 % have a share of voting rights of more than 5 %.

No.	Name/Head office
1.	DGZ • DekaBank - Deutsche Kommunalbank -, Frankfurt am Main
2.	WestLB Asset Management Kapitalanlagegesellschaft mbH, Düsseldorf

Mandates of legal representatives and other employees of the Bank holding a seat on the supervisory board of large corporations to be established by operation of law pursuant to § 340a (4), sentence 1 of the HGB

Name of corporation	Mandataries
AKB Privat- und Handelsbank AG, Cologne	Dr. h. c. Adam
Aktiengesellschaft Bad Neuenahr, Bad Neuenahr-Ahrweiler	Fuchs
Bitburger Brauerei Th. Simon GmbH, Bitburg	Dr. h. c. Adam
DekaBank (Luxembourg) S.A., Luxembourg	Roos
Deka Deutsche Kapitalanlagegesellschaft mbH, Frankfurt am Main	Klimm
Deka International S.A., Luxembourg	Klug
Deka Investment Management GmbH, Frankfurt am Main	Klimm
DGZ • DekaBank – Deutsche Kommunalbank –, Frankfurt am Main	Dr. h. c. Adam
Deutscher Sparkassen Verlag GmbH, Stuttgart	Dr. h. c. Adam
Landesbank Rheinland-Pfalz International S. A., Luxembourg	Dr. h. c. Adam, Fuchs, Schminke
LB Rheinland-Pfalz Finance B.V., Amsterdam	Steyer, Hawighorst
Provinzial-Versicherungsanstalten, Düsseldorf	Fuchs, Schminke (as deputy)
Rational AG, Landsberg/Lech	Poczka
Westdeutsche ImmobilienBank, Mainz	Dr. h. c. Adam (Guarantors' Meeting + Supervisory Board), Fuchs (Supervisory Board), Schminke (Supervisory Board, as deputy)
WestLB Asset Management Kapitalanlagegesellschaft mbH, Düsseldorf	Schminke

Mainz, 12 March 2002

Landesbank Rheinland-Pfalz
- Girozentrale -
The Managing Board

Dr. h. c. Adam Dr. Plogmann Fuchs Schminke

Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system, and the consolidated financial statements of Landesbank Rheinland-Pfalz – Girozentrale –, Mainz, including the combined notes and the combined statement of financial condition of Landesbank Rheinland-Pfalz and the Group for the business year from January 1 to 31 December 2001. The maintenance of the books and records and the preparation of the annual financial statements and the statement of financial condition in accordance with German commercial law and supplementary provisions in the statutes are the responsibility of the Company's Managing Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the consolidated financial statements as well as the combined statement of financial condition based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements and the consolidated financial statements in accordance with German principles of proper accounting and in the combined statement of financial condition are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of Landesbank Rheinland-Pfalz and the Group, and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements and the combined statement of financial condition are examined primarily on a test basis within the framework of the audit. The audit of the annual financial statements includes assessing the accounting principles used, while the audit of the consolidated financial statements includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation and the accounting and consolidation principles used. Both audits include assessing significant estimates made by the Managing Board of Landesbank Rheinland-Pfalz as well as evaluating the overall presentation of the annual financial statements and the consolidated financial statements and the combined statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of Landesbank Rheinland-Pfalz and the Group in accordance with German principles of proper accounting. On the whole, the combined statement of financial condition provides a suitable understanding of the position of Landesbank Rheinland-Pfalz and the Group and suitably presents the risks of future development.

Frankfurt am Main, 14 March 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Struwe	ppa. Volkert
German Public Accountant	German Public Accountant

Guarantors' Meeting

Chairmen

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Mainz

from 20 March 2001
Vice Chairman:
until 19 March 2001

Dr. h.c. Friedel Neuber

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

until 19 March 2001
Member:
from 20 March 2001
until 31 August 2001
and from 1 October 2001

Vice Chairman

Heinrich Haasis

President
of the Savings Banks Association
of Baden-Württemberg
Stuttgart

from 20 March 2001
Member:
until 19 March 2001

Members

Rainer Brüderle

Member of the Lower House
of Parliament
Vice Chairman
of the Liberal Party
Minister of State (retired)
Berlin

Hans-Jörg Duppré

District Administrator
Pirmasens

Günther Einert

Minister of State (retired)
Iserlohn

until 30 September 2001

Winfried Gassen

Chairman of the Managing Board
Kreissparkasse Bernkastel-Wittlich
Bernkastel-Kues

Günter Haas

Chairman of the Managing Board
Sparkasse Rhein-Nahe
Bad Kreuznach

Gernot Mittler

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. Wolf-Albrecht Prautzsch

Vice Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Münster

Hans Dietmar Sauer

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Helmut Schröer

Lord Mayor
Trier

Jürgen Sengera

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

from 1 October 2001

Supervisory Board

Chairmen

Heinrich Haasis

President
of the Savings Banks Association
of Baden-Württemberg
Stuttgart

from 20 March 2001
Vice Chairman:
until 19 March 2001

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Mainz

until 19 March 2001
Vice Chairman:
from 20 March 2001

Vice Chairmen

Gernot Mittler

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. h.c. Friedel Neuber

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

until 31 August 2001

Jürgen Sengera

Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

from 3 December 2001
Member:
from 1 October 2001

Members

Dr. Peter Barth

Member of the Advisory Council
Lohmann GmbH & Co. KG
Neuwied

Karl-Heinz Dielmann

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Hans-Jörg Duppré

District Administrator
Pirmasens

Helmut Fahlbusch

Vice Chairman of the Company Council
Schott Glas
Mainz

Gernot Fischer

Lord Mayor
Worms

Dr. Winfried Hirschberger

District Administrator
Kusel

MAX DIETRICH KLEY
Vice Chairman of the Managing Board
BASF Aktiengesellschaft
Ludwigshafen

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce
for Rheinhessen
Mainz

KLAUS PINKEMEYER
Chairman of the Manageing Board
Sparkasse Neuwied
Neuwied

DR. WOLF-ALBRECHT PRAUTZSCH
Vice Chairman of the Managing Board
Westdeutsche Landesbank
Girozentrale
Münster

ALFRED REIFENBERG
Chairman of the Managing Board
Stadtsparkasse Duisburg
Duisburg

HANS DIETMAR SAUER
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

WERNER SEVERIN
Chairman of the Managing Board
Stadtsparkasse Ludwigshafen
Ludwigshafen
until 30 June 2001

MICHAEL W. SCHMIDT
Chairman of the Managing Board
Sparkasse Worms
Worms
from 24 August 2001
Deputy:
until 23 August 2001

DR. CHRISTOF WOLFF
Lord Mayor
Landau

Bank employees in advisory capacity

DIETER ENGEL
Bank Clerk

WERNER HAUCK
Vice President

GÜNTER KEUPER
Assistant Vice President

BERND KUNZE
Assistant Vice President

SIGRID MÜLLER-GESSINGER
Bank Clerk

HEINER RECKEL
Bank Clerk
until 31 March 2001

BEATE RÜDIGER
Bank Clerk

IRMGARD SCHMITZ
Bank Clerk
from 1 April 2001

WILFRIED STEPHAN
Vice President

JULIANE ZIMMER
Vice President

Deputies

Jens Beutel
Lord Mayor
Mainz

Jürgen Creutzmann
Member of the State Parliament
Commercial Graduate
Dudenhofen

Dr. Ingolf Deubel
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. Adolf Franke
Member of the Managing Board
Westdeutsche Landesbank
Girozentrale
Düsseldorf

from 1 March 2001

Günter Hartmann
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

from 24 August 2001

Dr. Karl Heidenreich
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

Dr. Rudolf Holdijk
Former Member of the Managing Board
Westdeutsche Landesbank
Girozentrale
Münster

Georg Kalbfuß
District Administrator
Bad Dürkheim

until 28 October 2001

Jakob Kaster
Member of the Managing Board
Sparkasse Südliche Weinstraße
in Landau
Landau

Dieter Mühlenhoff
Chairman of the Managing Board
Sparkasse Trier
Trier

Dr. Henning Osthues-Albrecht
Chairman of the Managing Board
Sparkasse Essen
Essen

Werner Schineller
Lord Mayor
Speyer

Hansjochem Schrader
District Council Alzey-Worms
Alzey

from 16 November 2001

Norbert Wahl
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Mainz

from 6 February 2001

Rolf Wegeler
Owner of the Wineries
Geheimrat J. Wegeler Erben
Koblenz

Peter Paul Weinert
District Administrator
Montabaur

Dr. Axel Wiesenhütter
President
Chamber of Industry and Commerce
for the Palatinate
Ludwigshafen

Gerd Wolf
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Managing Board

Dr. h.c. Klaus G. Adam
Chairman

Dr. Friedhelm Plogmann
Vice Chairman

Werner Fuchs

Paul K. Schminke

Division Executives

LRP

Erich Albertmelcher
Real Estate Customers

Margit Altmann
Personnel, Administration

Alain Baustert
Manager of Luxembourg Branch

Klaus Funcke
Savings Banks, Municipal Authority
Customers, Banking Services

Norbert Havenith
Internal Auditing

Michael Hawighorst
Senior Executive Vice President
Treasury
Manager of Luxembourg Branch

Klaus Jaeger
Organization
and Information Technology

Peter Keber
Legal

Gerhard Klimm
Senior Executive Vice President
Investment Banking

Roland Poczka
Senior Executive Vice President
Corporate Finance

Gundolf Reitmaier
Central Departments Staff

Rainer Richarts
State Trust Agency

Helmut Schmitt
Group Steering and Control

Rüdiger Vehof
Real Estate Customers

Dr. Harald O. Witte
Financial Institutions and
International Division

LBS

Maximilian Aigner
Senior Executive Vice President
Spokesman of the Management

Gerhard Göllner
Member of the Management

LRI

Alain Baustert
Spokesman of the Management

Roby Haas
Member of the Management

Andreas Hauck
Member of the Management

Responsibilities of the Managing Board

- **Dr. h.c. Klaus G. Adam**
  Chairman of the Managing Board
  - Central Departments Staff, Corporate Communications
  - Group Steering and Control
  - Legal
  - Internal Auditing
  - Taxes

- **Dr. Friedhelm Plogmann**
  Vice Chairman of the Managing Board
  - Personnel and Administration
  - Organization and Information Technology
  - Corporate Finance

- **Werner Fuchs**
  - Savings Banks, Municipal Authority Customers, Banking Services
  - Landes-Bausparkasse
  - Real Estate Customers
  - State Trust Agency

- **Paul Kurt Schminke**
  - Financial Institutions and International Division
  - Investment Banking
  - Treasury

1-11 5/02 2.700

...in our core markets

...at competitive terms

...as our core market

...as a cooperative

...for the broadening of our equity capital basis

...in a transparent environment